

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 8, 2006

Micah Grinstead
Radiate Research, Inc.
Suite 444
300 March Road
Ottawa, ON, K2K 2E2
Canada

   Re: Radiate Research, Inc.
     Amendment No. 3 to Registration Statement on Form F-1
     Filed November 29, 2006
     File No. 333-131249

Dear Mr. Grinstead:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 5

1. In light of your significantly diminished available cash balance since February 28, 2006, please disclose under "Our Company," the third risk factor ("We will require additional financing…"), and MD&A your available cash balance as of the most recent practicable date. Indicate the reason for the decrease in the Liquidity section of MD&A.

<u>Management's Discussion and Analysis, page 15</u>

<u>Results of Operations, page 16</u>

2.   Please refer to your operating expenses. We note the significant increase in Consulting Fees and Professional Fees. We also note the significant decrease in R&D expenditures. Please elaborate on the reasons for these, and all other, material changes.

<u>Liquidity and Capital Resources, page 17</u>

3.   We note your revised disclosure in response to prior comment 9; however, it is not clear why you are registering the resale of 1,637,400 Class A common shares when only 1,400,000 Class A common shares are subject to registration pursuant to the Securities Purchase Agreement. Clarify who are offering for sale the remaining 237,400 shares. In addition it is not clear why some shares underlying warrants purchased pursuant to the Securities Purchase Agreement are not subject to registration rights and why other shares underlying warrants are. The Securities Purchase Agreement indicates that 1.4 million Class "A" common shares were sold but your disclosure indicates that an additional 1,562,500 Class "A" common shares were sold too and are not subject to registration rights. Explain where these additional shares came from and why they are not subject to registration. In this regard, we are unable to locate these shares in the Securities Purchase Agreement. In providing this revised disclosure, provide the exercise dates for the 750,000 Class "A" warrants and 500,000 Class "A" warrants.

4.   Provide further insight into whether you believe the securities "not subject to registration" will be purchased in light of the fixed price of this offering and the price being set below the exercise price of the warrants ($0.20 and $0.25) and sale price of the common stock ($0.16). In doing so, revise the sentence beginning with "The Company is not able to determine…" since it seems that you should already know whether "any" of the Class "A" common shares will be subscribed for since certain of these shares are being registered in this offering.

5.   Please file the liquidated damages waiver as an exhibit.

6.   Refer to the second to last paragraph of the section regarding liquidation damages. We note your disclosures that the liquidation damages penalty related to the registration of the Class A common shares and warrants has been waived. In this regard, please tell us and disclose the amount of the penalty waived and the periods it was related to. Also, addressing relevant authoritative accounting literature, advise us your accounting for the penalty waived.

Financial Statements

7.   We note your response to comment 22; however, we cannot locate your revised disclosures in the financial statements addressing your application of EITF 03-06 in determining that the Class A special shares are not to be included as common share equivalents for basic earnings (loss) per share calculation, as we previously requested. Please revise and advise us.

Part II

Item 7. Recent Sales of Unregistered Securities

8.   We note your response to prior comment 24 but note that all sale of securities are subject to registration in the U.S. unless there is an exemption from registration. Sales of securities by non-U.S. companies to only non-U.S. persons taking place outside the United States are generally exempt from registration pursuant to Regulation S promulgated under the Securities Act of 1933. Therefore, confirm through additional disclosure that these sales were made in reliance upon Regulation S (or such other exemption from registration in the U.S.) and briefly describe the facts underlying these transactions that permitted reliance upon such exemption.

*   *   *   *

        As appropriate, please revise your Form F-1 in response to these comments. You may wish to provide us with marked copies of the submission to expedite our review. Please furnish a cover letter with your submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your submission and responses to our comments.

        You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377, or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352, if you have any questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, (202) 551-3389, or me, at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director

cc: David M. Dobbs, Esq.
        Fax: (928) 469-8118